UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Noodles & Company

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

65540B105

(CUSIP Number)

Mill Road Capital III, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65540B105	13D	Page 2 of 9 Pages

1.	Names of Reporting Persons Mill Road Capital III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,021,971
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,021,971
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,021,971
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 65540B105	13D	Page 3 of 9 Pages

1.	Names of Reporting Persons Mill Road Capital III GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,021,971
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,021,971
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,021,971
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2%
14.	Type of Reporting Person (See Instructions) HC; OO

CUSIP No. 65540B105	13D	Page 4 of 9 Pages

1.	Names of Reporting Persons Mill Road Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,699,148
	8.	Shared Voting Power
	9.	Sole Dispositive Power 4,699,148
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,699,148
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 65540B105	13D	Page 5 of 9 Pages

1.	Names of Reporting Persons Mill Road Capital II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,699,148
	8.	Shared Voting Power
	9.	Sole Dispositive Power 4,699,148
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,699,148
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.2%
14.	Type of Reporting Person (See Instructions) HC; OO

CUSIP No. 65540B105	13D	Page 6 of 9 Pages

1.	Names of Reporting Persons Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,386
	8.	Shared Voting Power 5,721,119
	9.	Sole Dispositive Power 22,386
	10.	Shared Dispositive Power 5,721,119

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,743,505
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.5%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 65540B105	Page 7 of 9 Pages

This Amendment No. 1 to the joint statement on Schedule 13D with respect to the Class A common stock, par value $0.01 (the “Common Stock”), of Noodles & Company, a Delaware corporation (the “Issuer”), filed by the Reporting Persons (as defined below) on September 8, 2022 (as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows:

1.	The first paragraph of paragraph (a) of Item 2 of the Schedule 13D shall hereby be amended and restated in full as follows:

This joint statement on Schedule 13D is being filed by Thomas E. Lynch, Mill Road Capital II GP LLC, a Delaware limited liability company (the “Fund II GP”), Mill Road Capital II, L.P., a Delaware limited partnership (“Fund II”), Mill Road Capital III GP LLC, a Cayman Islands limited liability company (the “Fund III GP”), and Mill Road Capital III, L.P., a Cayman Islands exempted limited partnership (“Fund III”). Each of the foregoing is referred to in this Schedule 13D as a “Reporting Person” and, collectively, as the “Reporting Persons.” Mr. Lynch, Justin C. Jacobs and Eric Yanagi are the management committee directors of the Fund II GP and the Fund III GP and, in this capacity, are referred to in this Schedule 13D as the “Managers.” The Fund II GP is the sole general partner of Fund II, and the Fund III GP is the sole general partner of Fund III. Mr. Lynch has shared authority to vote and dispose of the shares of Common Stock reported in this Schedule 13D.

2.	The last sentence of Item 6 of the Schedule 13D shall hereby be amended and restated as follows:

The Fund III GP, Fund III and Mr. Lynch acquired beneficial ownership of an aggregate of 1,021,971 shares of Common Stock for $4,757,948.45 using working capital from Fund III.

3.	Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 46,040,427 shares of Common Stock issued and outstanding as of March 3, 2023, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended January 3, 2023. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of March 14, 2023, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

Each of the Fund II GP and Fund II beneficially owns 4,699,148 shares of Common Stock, or approximately 10.2% of the outstanding shares of Common Stock, each of the Fund III GP and Fund III beneficially owns 1,021,971 shares of Common Stock, or approximately 2.2% of the outstanding shares of Common Stock, Mr. Lynch beneficially owns 5,743,505 shares of Common Stock, or approximately 12.5% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 5,743,505 shares of Common Stock, or approximately 12.5% of the outstanding shares of Common Stock. None of Messrs. Jacobs, Petito and Yanagi has beneficial ownership of any shares of Common Stock.

CUSIP No. 65540B105	Page 8 of 9 Pages

(c) Except as otherwise described in this Schedule 13D, no Reporting Person, effected any transaction in shares of Common Stock from January 13, 2023 (the date 60 days prior to the filing of this Schedule 13D) to March 14, 2023 (the “Reporting Period”). During the Reporting Period, Fund III sold the Put Options described in Item 6, which is incorporated by reference into this Item 5(c).

4.	Item 6 of the Schedule 13D shall hereby be amended by adding the following at its beginning:

The table below lists the standard American-style, exchange-traded put options (“Put Options”) sold by Fund III during the Reporting Period that are outstanding as of March 14, 2023. Each of the below listed transactions was conducted in the ordinary course of business on the open market for cash, and the sale prices do not reflect brokerage commissions paid.

Date of Sale	Value per Underlying Share ($)	Number of Underlying Shares (100s)	Strike Price per Share ($)	Expiration Date
3/9/2023	0.6503	143	5.00	10/20/2023
3/9/2023	0.6700	657	5.00	11/17/2023
3/9/2023	2.2503	1,200	7.50	11/17/2023
3/10/2023	0.7214	700	5.00	11/17/2023
3/10/2023	2.3930	300	7.50	11/17/2023
3/13/2023	0.8006	18	5.00	10/20/2023
3/13/2023	2.5503	195	7.50	10/20/2023
3/13/2023	0.8299	3,682	5.00	11/17/2023
3/13/2023	2.5962	1,305	7.50	11/17/2023

A Put Option gives the option’s counterparty the right (but not the obligation) to sell to Fund III, on or before the option’s expiration date, the number of shares of Common Stock underlying the option, at a sale price per share equal to the option’s strike price per share. If a Put Option is exercised and assigned on or before its expiration date, Fund III must purchase the shares of Common Stock underlying the option in exchange for the option’s aggregate exercise price.

5.	Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature pages follow]

CUSIP No. 65540B105	Page 9 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: March 14, 2023

MILL ROAD CAPITAL II, L.P.

By:	Mill Road Capital II GP LLC,
its General Partner

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Chairman and Management Committee Director

MILL ROAD CAPITAL II GP LLC

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Chairman and Management Committee Director

MILL ROAD CAPITAL III, L.P.

By:	Mill Road Capital III GP LLC,
its General Partner

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Chairman and Management Committee Director

MILL ROAD CAPITAL III GP LLC

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Chairman and Management Committee Director

THOMAS E. LYNCH

/s/ Thomas E. Lynch
Thomas E. Lynch